

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Mohsin Meghji
Chief Executive Officer
M3-Brigade Acquisition V Corp.
1700 Broadway – 19th Floor
New York, NY 10019

> **Re: M3-Brigade Acquisition V Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 19, 2024**
> **CIK No. 0002016072**

Dear Mohsin Meghji:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 19, 2024

Risk Factors
If we are deemed to be an investment company under the Investment Company Act..., page 54

1. We note your disclosure regarding the consequences to you if you were deemed to be an investment company under the Investment Company Act. Please expand this disclosure to clarify that your warrants would expire worthless if you have to wind down your operations as a result of this status. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

We do not have a specified maximum redemption threshold..., page 64

2. Please address the risks that you may become subject to the penny stock rules in the event that you redeem public shares such that your net tangible assets would be less

than $5,000,001 either prior to or upon consummation of your initial business combination.

The new 1% U.S. federal excise tax..., page 87

3. Please revise the disclosure in this risk factor regarding the excise tax to clarify, if true, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. We note the definition of permitted withdrawals from the trust account appears to include amounts withdrawn to pay your taxes.

Capitalization, page 98

4. Please revise the line caption in the capitalization table to disclose 25 million Class A ordinary shares as subject to redemption on an "as adjusted" basis or advise.

Management, page 137

5. Please disclose the periods during which Mr. Meghji has served with each of the entities disclosed in this section. Refer to Item 401(e) of Regulation S-K.

Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Raphael M. Russo, Esq.